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    As filed with the Securities and Exchange Commission on November 14, 2001



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   Schedule TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
                     of the Securities Exchange Act of 1934

                                  Liquent, Inc.
                       (Name of Subject Company (issuer))

                             Fluid Acquisition Corp.
                            Information Holdings Inc.
                 (Names of Filing Persons (offeror and issuer))

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                    290887108
                      (CUSIP Number of Class of Securities)

                               Vincent A. Chippari
              Executive Vice President and Chief Financial Officer
                            Information Holdings Inc.
                               2777 Summer Street
                               Stamford, CT 06905
                            Telephone: (203) 961-9106

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 With a copy to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000


[X] Check the box if the filing relates solely to preliminary communcations made before the commencement of a tender offer.
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     Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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